CNO FINANCIAL GROUP, INC. AND SUBSIDIARIES
Exhibit 12.1
Computation of Ratio of Earnings to
Fixed Charges and Preferred Dividends
(Dollars in millions)

	2011	2010	2009	2008	2007
Pretax income (loss) from operations:
Net income (loss)	$382.5	$284.6	$85.7	$(1,132.3)	$(185.0)
Add income tax expense (benefit)	(3.3)	8.9	87.9	413.3	61.1
Add discontinued operations	—	—	—	722.7	105.9
Pretax income (loss) from operations	379.2	293.5	173.6	3.7	(18.0)

Add fixed charges:
Interest expense on corporate debt	76.3	79.3	84.7	67.9	80.3
Interest expense on investment borrowings	37.8	33.9	33.2	38.6	45.0
Interest added to policyholder account balances	282.5	303.9	324.4	330.5	399.5
Portion of rental (a)	13.1	13.0	12.8	13.4	13.7
Fixed charges	409.7	430.1	455.1	450.4	538.5
Adjusted earnings	$788.9	$723.6	$628.7	$454.1	$520.5

Ratio of earnings to fixed charges	1.93X	1.68X	1.38X	1.01X	(b)

Fixed charges	$409.7	$430.1	$455.1	$450.4	$538.5
Add dividends on preferred stock, including dividends on preferred stock of subsidiaries (divided by the ratio of income to pretax income)	—	—	—	—	22.9
Fixed charges plus preferred dividends	$409.7	$430.1	$455.1	$450.4	$561.4
Adjusted earnings	$788.9	$723.6	$628.7	$454.1	$520.5

Ratio of earnings to fixed charges and preferred dividends	1.93X	1.68X	1.38X	1.01X	(c)

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(a)	Interest portion of rental is estimated to be 33 percent.

(b)	For such ratio, earnings were $18.0 million less than fixed charges.

(c)	For such ratio, earnings were $40.9 million less than fixed charges.